UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: September 2022
Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On September 19, 2022, Cognyte Software Ltd. (the “Company”) issued a press release announcing that the Company will conduct a conference call on Wednesday, September 28, 2022, at 8:30am ET to review its second quarter fiscal 2023 financial results for the period ending July 31, 2022. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

September 21, 2022	By:	/s/ Ziv Levi
Ziv Levi
Chief Legal Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated September 19, 2022 titled Cognyte to Announce Second Quarter FY2023 Financial Results on September 28, 2022.